August 15, 2006

Via EDGAR and Federal Express

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

Re:                             Biosite Incorporated

Form 10-K for the fiscal year ended December 31, 2005

Form 10-Q for the three months ended March 31, 2006

File No. 000-21873

Dear Mr. Rosenberg:

Biosite Incorporated (“Biosite”) respectfully submits this letter in response to your letter dated August 1, 2006 to Mr. Kim D. Blickenstaff, Chairman of the Board and Chief Executive Officer of Biosite, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Form 10-K and Form 10-Q.

The numbers of the paragraphs below correspond to the numbers of the comments indicated in your letter of comment, the text of which has been incorporated into this response letter for convenience.

Response to Staff Comments

Form 10-K - December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies Involving Management Estimates and Assumptions, page 37

Revenue Recognition, page 37

1.         We note that you accrue for warranty costs and “other allowances” at the time of shipment based on historical experience, trends and estimates. Please provide us, in disclosure-type format, the nature and amount of each “other allowance” accrual at the balance sheet date and a roll forward of each accrual for each period presented showing the following:

•                Beginning balance,

•                Current provision related to sales made in current period,

•                Current provision related to sales made in prior periods,

•                Actual returns or credits in current period related to sales made in current period,

•                Actual returns or credits in current period related to sales made in prior periods, and;

•                Ending balance.

Specifically address your return policy and your accounting for product returns.

“Other allowances” are accrued at the time the product is shipped. Other allowances at December 31, 2005 and March 31, 2006 consisted solely of an allowance for estimated rebates payable to end user customers based on the customer’s attainment of a contractually-specified minimum purchase level for a specified product over a stated period of time, which is generally one to three years. Contractually, sales rebates range from 1% to 10% of the sales price for each product shipped to the customer. Subject to the customer meeting the purchase requirements, sales rebates are generally paid on an annual basis, but sometimes longer. Customer purchase activity is monitored against the contract and the allowance for sales rebates is adjusted, if necessary, for any changes in the probability of the customer earning the sales rebate.

Below, in disclosure-type format, is the accrual for the allowance for sales rebates and the related activity for each of the three years in the period ended December 31, 2005. In each of the years presented, the sales rebates accrued represented less than 1% of the total product sales.

Allowance for sales rebates	Beginning balance	Current provision related to sales made in current period	Current provision related to sales made in prior periods (a)	Actual returns or credits in current period related to sales made in current period (a)	Actual returns or credits in current period related to sales made in prior periods (a)	Payments made for rebates (b)	Ending balance
(in $000s)
December 31, 2005	$1,267	$955	—	—	—	$(998)	$1,224
December 31, 2004	$526	$1,139	—	—	—	$(398)	$1,267
December 31, 2003	$61	$518	—	—	—	$(53)	$526

(a) – Historically, there are no provisions related to prior periods or actual returns or credits related to sales rebates

(b) – Reductions to the allowance represent actual payments made for rebates owed to customers generally accrued in prior years.

The $1,224,000 accrued at December 31, 2005 represents the estimated amount due for sales during 2005 and prior years for which the contractual payment date has not occurred.

Historically, product returns resulting in a reduction of revenues have been substantially less than 1% of our revenues. Product returns have been infrequent and the amounts returned have not been material.

In response to the Staff’s comment, we intend to expand our disclosure regarding our “other allowances” in future filings beginning with our Form 10-Q for the three and nine months ending September 30, 2006 and our Form 10-K for the fiscal year ending December 31, 2006. The following is an example of how we would clarify this disclosure if we were to revise the applicable portion of the Form 10-K under review:

Revenue Recognition. We recognize product sales upon shipment, including to Fisher and our other distributors, unless there are significant post-delivery obligations or collection is not considered probable at the time of shipment. Generally, we do not have any significant post-delivery obligations associated with our product sales. We record an end-user sales rebate allowance as a reduction of product sales at the time of shipment. The sales rebates are primarily earned by the customer under a contract and payable by us at a specified rate and based on the customer’s attainment of a specified minimum purchase level for a specified product over a stated period of time.

Inventories and Related Allowances, page 38

2.             Consistent with Section V. of Financial Reporting Release 72, please provide us the following information, in disclosure-type format, about the estimates you discussed in the critical accounting policies for your Inventory Allowances:

•                  How accurate the estimate has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future;

•                  The amount of changes in the estimate and its effect on the revenue recognized in each period presented or that changes in the estimate have not been material; and

•                  The amount of the change in the December 31, 2005 estimate of the allowance that is reasonably likely in the future and the effect on revenue that the change may have on your financial statements.

We provide inventory reserves for excess, obsolete and potential scrap related to product manufacturing and quality issues. Of the $619,000 inventory reserve at December 31, 2005, $366,000 was related to potential scrap related to product manufacturing and quality issues. During our manufacturing processes, some work-in-process inventories require additional testing or re-work to meet technical specifications. These inventories are tracked on a specific identification method and reviewed on a monthly basis to determine their status and an estimated reserve for potential scrap is calculated. If our actual scrap is different from our estimates, revisions to the scrap reserve would be required at the time of such determination. Since the most significant part of our inventory reserve relates to product manufacturing and quality issues that are event driven, our inventory reserves may vary from period to period. For example, in 2004 we had a specific manufacturing issue with our Triage Cardiac Panel and we accrued $1.4 million for that issue. Approximately $1.2 million of those materials were scrapped in 2004 and the remaining $200,000 in 2005.

Adjustments to the inventory allowances are charged to Cost of Product Sales and changes in the amount of our estimates for inventory allowances did not have an effect on revenue in any of the periods presented. In addition, any changes in the amount of our estimates for inventory allowances did not have a material impact on the value of our inventory and our reported operating results in any of the periods presented.

In response to the Staff’s comment, we intend to provide disclosure regarding these estimates in future filings beginning with our Form 10-K for the fiscal year ending December 31, 2006. The following is an example of how we would provide this disclosure if we were to revise the applicable portion of the Form 10-K under review:

Inventories and Related Allowances. Net inventories are valued at the lower of the first-in, first-out, or FIFO, cost or market value and have been reduced by an allowance for excess, obsolete and potential scrap inventories. The estimated allowance for excess, obsolete and potential scrap inventories is based on inventories on hand compared to estimated future usage and sales, and assumptions about the likelihood of scrap or obsolescence. During our manufacturing processes, some work-in-process inventories require additional testing or re-work to meet technical specifications. These inventories are tracked using a specific identification method and reviewed on a monthly basis to determine their status and an estimated reserve for potential scrap is calculated. Our estimates for potential scrap for these inventories may change as further testing and re-work is performed. If actual scrap is different from our estimates, revisions to the scrap reserve would be required at the time of such determination and could positively or negatively affect our reported operating results.

We regularly review inventory quantities on hand and record an allowance for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next two to five years. Future events or factors may affect the net realizable value of our inventories and our estimates and assumptions used to determine our allowance for excess, obsolete and potential scrap inventories. Such events or factors include manufacturing quality, unanticipated acceleration or deceleration of product demand, changes in technology or production methods and new product development. These factors could result in an increase or decrease of our estimates of excess, obsolete or potential scrap inventory on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the allowance required for excess, obsolete and potential scrap inventory. In the future, if we determine that the estimated net realizable value of our inventory may be overstated, we will record such reduction in value as additional cost of sales at the time of such determination. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated change in demand or technological development could have a significant impact on the value of our inventory and our reported operating results.

We utilize a standard cost system to track our inventories on a part-by-part basis. When necessary, adjustments are made to the standard materials, standard labor and standard overhead costs to approximate actual labor and actual overhead costs on a FIFO cost basis.

As requested by the Staff, we acknowledge that:

•                we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments regarding this letter, please call the undersigned at (858) 805-2830 or Mr. John Cajigas, our Vice President of Finance, at (858) 805-2728.

Sincerely,

/s/ Christopher J. Twomey

Christopher J. Twomey

Senior Vice President, Finance, Chief Financial Officer and Secretary

cc:                                             Mr. Kim D. Blickenstaff

Mr. John Cajigas

Mr. David Berger

Mr. Rich Mejia, Ernst & Young LLP

Mr. Fred Muto, Cooley Godward LLP

Mr. Jim Peklenk, Division of Corporation Finance, SEC